  EXHIBIT 99.1

March 9, 2017	News Release 16-28

Pretivm Reports Fourth Quarter and Year End 2016 Results

Vancouver, British Columbia March 9, 2017; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report the following highlights from the fourth quarter of 2016 and updates for its high-grade gold Brucejack mine in northern British Columbia.

Highlights

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On December 15, 2016, we announced an updated Mineral Reserve estimate for Brucejack’s Valley of the Kings deposit, with an increase in Proven and Probable Mineral Reserves to 8.1 million ounces gold (15.6 million tonnes grading 16.1 grams per tonne gold). The Proven Mineral Reserves in the Valley of the Kings increased to 1.6 million ounces gold (3.3 million tonnes grading 14.5 grams per tonne gold) which is sufficient for the first three years of mine life.

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On December 15, 2016, we also announced Brucejack development continued to progress on schedule, and that effective January 1, 2017 Robert Quartermain would assume the role of Executive Chair and Joseph Ovsenek would assume the role of President and Chief Executive Officer.

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Working capital at December 31, 2016 was $61.7 million. Subsequent to the end of the year, we received the final advance under the senior secured term credit facility for US$100 million and completed an offering of US$100 million of unsecured convertible senior subordinated notes.

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On February 3, 2017, we announced the acceleration of mine commissioning with dry commissioning scheduled to commence in March 2017 and wet commissioning scheduled to commence in early April 2017. We also announced an updated forecast of the capital cost to complete construction of the Brucejack Mine, with capital cost including working capital estimated to be US$811.1 million.

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On February 7, 2017, we announced the offering of US$90 million of unsecured convertible senior subordinated notes, with an over-allotment option of US$10 million. On February 8, 2017 we announced the pricing of the offering, and on February 14, 2017, we announced that the offering was completed for total gross proceeds of US$100 million which included the exercise of the full amount of the over-allotment option of US$10 million.

Advancing the Brucejack Mine – Construction Progress

Construction of the Brucejack Mine has advanced ahead of schedule and dry commissioning of the mill is now planned for March 2017 with wet commissioning expected in early April 2017. Commissioning was previously planned for mid-2017.

Over 144,000 tonnes of ore have been stockpiled on the surface and underground in preparation for mill commissioning. Underground development is well advanced with twelve stopes crosscut on two levels in preparation for long-hole drilling. Cross cutting of another eleven stopes is in progress. A long-hole drill has been mobilized, with long-hole drilling of a test stope underway.

All major mechanical and electrical components have been delivered to site and installation and assembly is ongoing. The shell, heads, gears motors and drives for the SAG and Ball mills have been installed and the drives are scheduled to be energized in late March. Electrical and instrumentation along with mechanical and piping installation within the mill building is ongoing. The mine substation and central electrical room are ready for energization.

The 330-person camp which includes mine dry, offices, recreation facilities, dining hall and kitchen has been commissioned and is fully operational.

Construction continues on the Valley of the Kings portal building. External structural steel erection is complete and internal structural steel, mechanical and electrical installation is progressing. The portal will serve as the primary access point to convey the gold ore from the underground crusher to the mill.

Construction of the 57-kilometer long transmission line is nearing completion. All of the towers are in place and the first 42kilometer section is energized to the Knipple substation. The final 15-kilometer section of the transmission line is 97% complete and expected to be energized in late Q1 2017. An additional six 2-megawatt diesel generators are fully commissioned and, combined with our initial 5-megawatts of diesel power, can provide adequate power to maintain full mill and underground production in the event of any grid power interruption.

Underground development remains on schedule and contract mining crews have completed over 10,000 meters of underground development to date. Access to eight production levels from the 1200 to 1410-meter levels has been established. Long-hole drilling has been in progress on a test stope on the 1320-meter level since mid-February. Excavation of the major development infrastructure is now complete. The third and final exhaust vent raise has broken through to the surface. Underground work is focused on continued ramp and level development. Construction of underground infrastructure, including the crusher, conveyor, and transfer towers continues.

Construction Financing

On February 14, 2017, we completed an offering of US$100 million aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022. The use of proceeds for the offering is working capital during start-up of the Brucejack Mine and general corporate purposes.

With the US$540 million construction financing, available cash on hand and the proceeds from the convertible senior subordinated notes, the project capital costs and initial working capital for the Brucejack Mine are expected to be fully funded.

Brucejack Mine Capital Cost Forecast

On February 3, 2017, we announced that the total project capital cost forecast to complete construction of the Brucejack Mine, including contingencies, was US$811.1 million, an increase of 16% from the February 2016 capital cost estimate of US$696.8 million. The February 2017 forecast includes US$68.8 million of working capital for the first three months of production, but does not take into account any revenue generated during this period (see news release dated February 3, 2017).

Valley of the Kings Mineral Reserve Estimate Update

On December 15, 2016, we announced an updated Mineral Reserve estimate for Brucejack’s Valley of the Kings deposit, with Proven and Probable Mineral Reserves in the Valley of the Kings increased to 8.1 million ounces gold (15.6 million tonnes grading 16.1 grams per tonne). The Proven Mineral Reserves in the Valley of the Kings increased to 1.6 million ounces gold (3.3 million tonnes grading 14.5 grams per tonne gold) which is sufficient for the first three years of mine life.

The updated Mineral Reserves estimate is based on the July 2016 Mineral Resource estimate for the Valley of the Kings. The July 2016 Mineral Resource estimate was updated based on the 2015-2016 Valley of the Kings infill drill program which consisted of 63,470 meters in 367 drill holes designed to target stope areas to be mined in the first three years of the current mine plan (1320-meter level to 1200-meter level). (See news release dated July 21, 2016.)

Valley of the Kings Mineral Resource Estimate Update

On July 21, 2016, the Valley of the Kings Mineral Resource estimate was updated. Measured Mineral Resources in the Valley of the Kings increased by 58% to 1.9 million ounces (3.5 million tonnes grading 17.0 grams per tonne gold) and Measured and Indicated Mineral Resources in the Valley of the Kings now total 9.1 million ounces of gold (16.4 million tonnes grading 17.2 grams per tonne gold).

The updated Mineral Resource estimate confirmed the geological model for the Valley of the Kings, and combined Measured and Indicated Resources have not materially changed. The Valley of the Kings remains open to the east and west along strike and at depth.

The Valley of the Kings Mineral Resource estimate was prepared by Pretivm under the guidance and supervision of Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is the independent Qualified Person responsible for the Mineral Resource for the Brucejack Project. Pretivm employed the same approach and methodology as was used for the December 2013 Valley of the Kings Mineral Resource estimate. For details see Brucejack Project Mineral Resources Update Technical Report effective date 19 December 2013.

2016 Exploration Program

The 2016 grass-roots exploration program which concluded in October was conducted to evaluate the broader regional exploration potential of the Brucejack property outside the area of known mineralization. The Bowser Regional Project area, approximately 20 kilometers south-east of the Valley of the Kings deposit, comprises approximately 800 square kilometers. The 2015 program included airborne magnetic, radiometric and EM surveys over two-thirds of the project area. The 2016 program covered the remaining areas with airborne magnetic and radiometric surveys as well as a hyperspectral survey, regional ground MT surveys, property scale mapping and prospecting over the entire area. A limited drill program was also completed to enhance geological interpretation.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Russell Pennell, B.A.Sc., P.Eng., Senior Mine Planning Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Reserve estimate and mine plan for the Brucejack Mine. Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the Brucejack Project exploration program.

Our audited consolidated Financial Statements and Management Discussion and Analysis for the year ended December 31, 2016 are filed on SEDAR and available on our website at www.pretivm.com.

About Pretivm

Pretivm is constructing the high-grade underground Brucejack gold mine in northern British Columbia with commercial production targeted for 2017.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.